BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 13,
1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          FirstFed Financial Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange
Act of 1934, the following is one copy of the
Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the
Schedule 13G filing
submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P.
                                   Reitemeyer

Enclosures

     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                SCHEDULE 13G


  Under the Securities Exchange Act of 1934
            (Amendment No.  3  )*
                    ____

       FirstFed Financial Corporation
   _______________________________________
               NAME OF ISSUER:

                Common Stock
   _______________________________________
        TITLE OF CLASS OF SECURITIES

                  337907109
   _______________________________________
                CUSIP NUMBER

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      (Continued on following page(s))
              Page 1 of 8 Pages
CUSIP No. 337907109                Page 2 of
8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

  Bankers Trust New York Corporation, its
wholly-owned
  subsidiary, Bankers Trust Company 13-
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation and
Bankers Trust
  Company are New York corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES


  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY



  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING



  PERSON       8. SHARED DISPOSITIVE POWER

  WITH


CUSIP No. 337907109                Page 3 of
8 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
  PERSON





10.CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW(9) EXCLUDES
   CERTAIN SHARES *
               [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9




12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC;
   Bankers Trust Company - BK;

CUSIP No. 337907109                Page 4 of
8 Pages


Item 1(a) NAME OF ISSUER:

          FirstFed Financial Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL
EXECUTIVE OFFICES:

          401 Wilshire Blvd
          Santa Monica, California  90401

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation,
its wholly
          owned subsidiary, Bankers Trust
Company



Item 2(b) ADDRESS OF PRINCIPAL BUSINESS
OFFICE:

          Bankers Trust New York Corporation
and Bankers
          Trust Company are located at 130
Liberty Street,               New  York, New
York  10006.


Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation
and Bankers
          Trust Company are incorporated in
the State of New
          York with their principal business
offices located
          in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, (Par Value 0.01) of
FirstFed
          Financial Corp.

Item 2(e) CUSIP NUMBER:

          337907109

CUSIP No. 337907109                Page 5 of
8 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York
Corporation,

     (g)  [X] Parent Holding Company, in
accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in Section
3(a)(6) of the Act.





Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:




     (b)  Percent of Class:





     (c)  Percent of Class:

          Number of shares as to which the
following have:

     (i)  sole power to vote or to direct the
vote -



CUSIP No. 337907109                Page 6 of
8 Pages


     (ii) shared power to vote or to direct
the vote -



     (iii)sole power to dispose or to direct
the disposition
          of




     (iv) shared power to dispose or to
direct the
          disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OF LESS
OF A CLASS:

          If this statement is being filed to
report the               fact that as of the
date hereof the reporting
person has ceased to be the beneficial owner
of             more than five percent of the
class of securities,          check the
following [X]


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT
ON BEHALF OF
          ANOTHER PERSON:



CUSIP No. 337907109                     Page
7 of 8 Pages


Item 7    IDENTIFICATION AND CLASSIFICATION
OF THE
          SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING
COMPANY:

Item 8    IDENTIFICATION AND CLASSIFICATION
OF MEMBERS OF
          THE GROUP:
          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not applicable.

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 337907109                     Page
8 of 8 Pages


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1997

Signature:     BANKERS TRUST NEW YORK
CORPORATION


          /s/James T. Byrne, Jr.
By:       James T. Byrne, Jr.
Title:    Secretary



              EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to Bankers Trust Company is shown below:


     Bankers Trust New York Corporation

                      |
                    100%
                      |

            Bankers Trust Company